October 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ernest Greene
Anne McConnell
Thomas Jones
Jay Ingram

Re:	IHS Holding Limited
Registration Statement on Form F-1 (File No. 333-259593)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 2,465 copies of the Preliminary Prospectus dated October 4, 2021 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on October 13, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
For themselves and as representatives
of the syndicate of underwriters for the offering

By Goldman Sachs & Co. LLC

By:	/s/ William D. Connolly, III
Authorized Representative

By J.P. Morgan Securities LLC

By:	/s/ Yoni Frenkel
Authorized Representative

By Citigroup Global Markets Inc.

By:	/s/ Richard R. Soto
Authorized Representative

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]